Exhibit (i)(2)

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

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LISA A. WEBER,                                        :
                                                      :
                                    Plaintiff,        :
                                                      :
                  - against -                         :      Index No. 03/602409
                                                      :
ENZIO BERMANI, PIERLUIGI BONAVITA, MARCO ISAIA,       :
MARIO MAGENES, MARIA MARTELLINI, NICOLO NEFRI,        :
STEFANO PODESTA, ROMITI MAURIZIO, GUIDO C.            :
SCHIAVI, FILA HOLDING S.P.A., and RCS MEDIA GROUP     :
S.P.A., and THE BANK OF NEW YORK,                     :
                                                      :
                                    Defendants.       :
                                                      :
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                         AMENDED CLASS ACTION COMPLAINT

            Plaintiff alleges for her amended complaint upon information and belief, except for paragraph 1 hereof which is alleged upon knowledge, as follows:

            1. Plaintiff has been the owner of the American Depository Shares ("ADSs") of Fila Holding S.p.A. ("Fila" or the "Company"), since prior to the wrongs herein complained of and continuously to date.

            2. Fila is a designer and marketer of athletic and casual footwear and of activewear, casualwear and sportswear for men, women and children. Fila maintains offices at 8 West 40th Street, New York, New York. The Company's ADSs are actively traded on the NYSE under the symbol "FLH."

            3. Defendant RCS Media Group S.p.A. ("RCS") owns or controls approximately 91.09% of the equity of the Company. RCS has used its stock ownership to appoint the entire Board of Directors of FILA.

            4. Defendant Nicolo Nefri is Chairman of the Company, a Director of RCS and Chairman of another subsidiary of RCS.

            5. Defendant Pierluigi Bonavita is a director of Fila and the officer responsible for Administrative and Financial Statements and Consolidated Financial Statements of RCS.

            6. Defendant Mario Magenes is a director of Fila and the officer responsible for Tax Matters of RCS.

            7. Defendant Maurizio Romiti is a director of Fila and a director, the Chief Executive Officer and Managing Director of RCS.

            8. Defendants Enzio Bermani, Marco Isaia, Marisa Martellini, Stefano Podesta and Guido C. Schiavi are Directors of the Company appointed by RCS.

            9. Defendant The Bank of New York is a corporation organized under the laws of the State of New York with its principal place of business at One Wall Street, New York, New York. Defendant Bank of New York is the "U.S. Tender Agent" for the Defendants with respect to the tender offer challenged herein and is also the registered agent for the Fila ADSs. Bank of New York is charged with aiding and abetting the Defendants named herein. Bank of New York is a necessary party to this litigation.

            10. RCS, as controlling shareholder, and the director Defendants stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Fila the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.


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

                            CLASS ACTION ALLEGATIONS

            11. Plaintiff brings this action as a class action, pursuant to
Article 9 of the of the New York Civil Practice Laws and Rules, on behalf of all security holders of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants' actions as more fully described herein.

            12. This action is properly maintainable as a class action.

            13. The class is so numerous that joinder of all members is impracticable. There are more 96 million Fila shares outstanding owned by hundreds, if not thousands, of holders other than RCS and its affiliates.

            14. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the members of the class; (b) whether Defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Fila in violation of the laws of the State of New York in order to enrich RCS at the expense and to the detriment of Plaintiff and the other public stockholders who are members of the class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the Plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants.

            15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the Plaintiff are typical of the claims of other members of the class and Plaintiff has the same interests as the other members or the class. Plaintiff will fairly and adequately represent the class.


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

            16. Defendants have acted in a manner which affects Plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

            17. The prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

            18. On June 10, 2003, RCS announced that it had made a proposal to purchase all of the ADSs of the Company not held by RCS and its affiliates. Under the proposed transaction, holders of the Company's ADSs would receive $1.12 in cash for each Fila ADS. RCS has commenced a tender offer. The tender offer expires on September 5, 2003.

            19. On July 28, 2003, RCS filed with the SEC and mailed to Fila shareholders its Tender Offer Statement on Schedule TO (the "SC-TO") in connection with the proposed transaction. That same day, Fila filed with the SEC and mailed to Fila shareholders its Solicitation/Recommendation Statement on
Schedule 14D-9 (the "14D-9"). The SC-TO and the 14D-9 contain information purportedly describing, inter alia, the proposed acquisition, the opinion of Fila's Financial advisor and certain other purportedly relevant information.

            20. The proposed acquisition of Fila by RCS, as described in the SC-TO and the 14D-9 is both procedurally and substantively unfair. Among other things, despite the fact that RCS controlled and dominated the Fila Board, no special committee of independent directors was established to negotiate on behalf of and to protect the interests of Fila's public shareholders.


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

            21. Importantly, the SC-TO and the 14D-9 fail to disclose and/or misrepresent material information necessary for Fila shareholders to make an informed decision as to whether to tender their shares. Neither the SC-TO nor the 14D-9 discloses the history of any negotiations that took place between the Fila Board and RCS. Rather, it is apparent from the tender offer materials that the Fila Board failed to protect the interests of Fila's public shareholders and readily accepted RCS's initial lowball offer.

            22. The SC-TO and the 14D-9 also contain several other material misstatements and omissions. The 14D-9 contains an Annex A which purportedly contains a pro-forma financial analysis of Fila's balance sheet that was undertaken on May 31, 2003 (the "May 31 analysis"). According to May 31 analysis, Fila's equity was valued at $120 million. However, Annex A also includes a pro-forma financial analysis of Fila's balance sheet dated June 10, 2003 (the "June 10 analysis"). The June 10 analysis contains a number of dubious and unexplained adjustments to the May 31 analysis. According to this later financial analysis, Fila's equity was only valued at $50 million. Neither the SC-TO nor the 14D-9 provides an adequate or comprehensible explanation for the adjustments made to the June 10 analysis and the enormous decrease in the equity value of Fila.

            23. Moreover, the June 10 analysis, which contains a number of dubious adjustments to the May 31 analysis, was used by Fila's financial advisor UBS Corporate Finance Italia S.p.A. ("UBS") as a principal component to certain of its valuation analyses and to opine as to the fairness of the transaction. In particular, UBS incorporated the June 10 analysis into the Net Asset Value ("NAV") analysis it performed of Fila. Accordingly, the NAV analysis contained in the 14D-9 is false and misleading and cannot be relied on by Fila's shareholders.


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

            24. Attached to the 14D-9 is a letter dated June 23, 2003, from UBS to the Company's Board of Directors (the "fairness opinion") opining that the proposed transaction is fair to Fila's public shareholders front a financial point of view. The 14D-9 also provides a summary of the various financial analyses performed by UBS. It is clear front these documents that UBS departed from standard investment banking practices because it failed to perform typical valuation analyses that are customary in these types of transactions. For example, UBS failed to perform, a "freeze-out analysis" of this transaction. Premiums in a freeze out transaction such as this are typically 20-30% compared with the less than 5% premium offered to Fila shareholders in this transaction. UBS also failed to perform a comparable companies analysis or a comparable transactions analysis which are usually included in the valuation analyses performed by investment bankers in transactions of this type. Accordingly, Fila shareholders cannot determine what the intrinsic value of the ADSs are and whether the proposed buy-out is fair when put into the proper context.

            25. Fila has struggled in recent years and has accumulated hundreds of millions of dollars in net operating loss carry forwards ("NOLs"). However, in the valuation analyses performed by UBS no value was given to Fila's NOLs by UBS in valuing the Company. Undoubtedly, these NOLs are quite valuable to the Company. Accordingly, the fairness opinion is incomplete and cannot be relied upon by Fila shareholders.

            26. Furthermore, the 14D-9 discloses that the Company's and RCS's financial advisors received a fee of 2.65 million euros in connection with the rendering of their opinion that this transaction was fair to Fila's shareholders from a financial point of view. Considering that the total value of this transaction is only $9,630,579 this fee is extraordinarily large and calls into question the independence of the financial advisors and the integrity of the fairness opinion.


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

            27. The SC-TO and the 14D-9 contain material misleading statements and omissions because they fail to disclose that Vila has a book value in excess or $1.12 per share. Since the RCS offer is for $1.12 per ADS, this information would be critical to a Fila shareholder's decision to tender his or her shares.

            28. The price of $1.12 per share to he paid to class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Fila is materially in excess of $1.12 per share;
(b) the $1.12 per share price offers an inadequate premium to the public stockholders of Fila; and (c) the $1.12 per share price is not the result of arm's length negotiations but was fixed arbitrarily by RCS to "cap" the market price of Fila stock, as part of a plan for RCS to obtain complete ownership of Fila, its assets and businesses at the lowest possible price.

            29. The offer is also highly coercive because RCS intends to delist Fila after the tender offer closes, thus rendering any untendered Fila shares virtually worthless.

            30. The proposal is an attempt by RCS to unfairly aggrandize RCS at the expense of the public holders of Fila's common stock. The proposal will, for inadequate consideration, deny Plaintiff and the other members of the class their right to share proportionately in the future success of Fila and its valuable assets, and prospects, while permitting RCS to benefit wrongfully from the transaction.

            31. Given the RCS Defendants' stock ownership and representation on Fila's Board and in management, they are able to dominate and control the other directors, all of whom were hand-picked by the RCS Defendants and are beholden to them for the prestige and perquisites of their offices. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in transactions which benefit RCS at the expense of Fila's public shareholders, as exemplified by the proposed transaction.


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

            32. Because of RCS's stock ownership, no third party, as a practical matter, can attempt any competing bid for Fila's as the success of any such bid would require the consent and cooperation of the RCS Defendants.

            33. Plaintiff and the other members of the Class will suffer irreparable damage unless Defendants are enjoined from breaching their fiduciary and other common law duties to Fila's public shareholders in a proposed transaction which will benefit fiduciaries at the expense of the public shareholders of the Company.

            34. Defendant Bank of New York has aided and abetted the breaches of fiduciary duties of RCS, Fila and the Individual Defendants.

            35. Plaintiff and the other members of the Class have no adequate remedy at law.

            WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally, as follows:

            (1) declaring this action to be a class action and certifying Plaintiff as the Class representative and Plaintiff's counsel as Class counsel;

            (2) enjoining, preliminarily and permanently, the transaction complained of herein;

            (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;


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

            (4) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

            (5) awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs attorneys and experts; and

            (6) granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

Dated: August 7, 2003

                                              BERNSTEIN LIEBHARD & LIFSHITZ, LLP


                                              /s/ U.S. Ottensoser
                                              ----------------------------------
                                              U. Seth Ottensoser
                                              Gregory M. Egleston
                                              10 East 40th Street
                                              New York, New York 10016
                                              Tel: (212) 779-1414

                                              Attorneys for Plaintiff


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